Changes in Affiliates (New Affiliate)

POSCO WA Pty Ltd. is a new affiliate company of the POSCO Group. POSCO owns 100% percent of the total issued and outstanding shares of POSCO WA Pty Ltd.

Company to be affiliated:

• Company Name: POSCO WA Pty Ltd.

• Total Assets (KRW): 198,334,402,130

• Total Shareholders’ Equity (KRW): 198,334,402,130

• Total Liabilities (KRW): -

• Total Capital (KRW): 198,334,402,130

• Current total number of affiliated companies: 142